Contact

www.linkedin.com/in/anthony-edwards-jr-b9084612 (LinkedIn)

Top Skills

Ruby on Rails
Ruby
ionic

Anthony Edwards Jr

Using tech to cultivate a community centering black food and beverage.
Brooklyn, New York, United States

Summary

Electronics professional with ten years of technical experience.
I am a team leader with the ability to teach, mentor, motivate, maximize productivity and improve efficiency of an organization. I am technically proficient and able to adapt to new environments and technology in an expeditious manner.

I am a highly motivated individual, eager to use and share my wealth of knowledge obtained over the past decade ranging from my experiences in the military to knowledge gained from college and at DevBootcamp.

I love to use the skills I possess to solve problems and work with people to accomplish their goals.

Experience

EatOkra®
Founder & CEO
May 2016 - Present (7 years)
Brooklyn, New York

Eatokra is a platform to support black restaurants and black business owners, our mission is to provide a food-themed directory that encourages fellowship through one specific avenue, black food. Our listing are available on mobile devices in the app store. www.eatokra.com

http://arkrepublic.com/2018/06/19/eat-black-stay-safe-eatokra-app/

BuildingBlok
Software Developer
November 2014 - Present (8 years 6 months)
21 46st manhattan, NY

Dev Bootcamp

Programming Coach/Mentor
September 2014 - April 2015 (8 months)
48 Wall Street, Manhattan NYC

• Tutor and assist students individually or in small groups in order to help them master concepts and to reinforce best practices.
• Provide students with code reviews
• Present subject matter to students using lightning talks, breakout sessions, or pair programming.
• Debug errors in students' code
• Advise on new technologies, methodologies, and algorithms.
• Attend staff meetings as required.

US Air Force Reserve
Staff Sergeant Avionic Systems maintainer
May 2009 - May 2012 (3 years 1 month)
Westover Air Force Base

Maintained, tested, repaired avionics equipment for the C-5 Air Force Galaxy Aircraft

US Army
Avionics Systems Repairer
July 2003 - December 2008 (5 years 6 months)

• Created a procedural outline and trained 20 personnel in the maintenance and operation of aviation night vision devices, qualifying 100% of the squad.
• Saved the organization $25,000 by utilizing proper warranty procedures on the newly fielded aviation night vision devices.
• Demonstrated competence as the sole night vision devices technical inspector during Operation Iraqi Freedom deployment.
• Selected as Primary AVIM ANVIS trainer for the Brigade’s four flight Battalions, training 10 ANVIS custodians.
• Managed the completion of 617 work orders in the ANVIS section, contributing 31% of the platoons total workload in 10 months.
• Accountable for assigned test equipment valued at $100,000.
• Assigned daily duties and instructs personnel in component repair and the proper us of technical manuals.
• Maintained, tested, repaired avionics equipment.
• Calibrated and aligned equipment components.

Education

Fordham University

Bachelor of Science (B.S.), Computer Science · (2011 - 2014)

DevBootcamp

Full Stack Web Development · (2014 - 2014)

Suny Ulster County Community College

Computer Science · (2009 - 2011)

Military School

Electronics · (2003 - 2004)

High School

Diploma · (1999 - 2003)